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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 AND ENDING 9/30/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agoray Trading Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 East Lake Street
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Whitaker 952-476-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Blazei, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

11/28/16

Notary Public

BRIAN DANIEL STUART
NOTARY PUBLIC
STATE OF MINNESOTA
MY COMMISSION EXPIRES
JANUARY 31, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGENCY TRADING GROUP, INC

FINANCIAL STATEMENTS

Years Ended September 30, 2016 and 2015

CONTENTS





Mayer Hoffman McCann P.C.
An Independent CPA Firm

222 South Ninth Street, Suite 1000 □ Minneapolis, Minnesota 55402
Main: 612.339.7811 □ Fax: 612.339.9845 □ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Agency Trading Group, Inc.

We have audited the accompanying statements of financial condition of Agency Trading Group, Inc. (Company) as of September 30, 2016 and 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agency Trading Group, Inc. as of September 30, 2016 and 2015, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
November 28, 2016







Mayer Hoffman McCann P.C.
An Independent CPA Firm

222 South Ninth Street, Suite 1000 ■ Minneapolis, Minnesota 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Agency Trading Group, Inc.

We have audited the accompanying statements of financial condition of Agency Trading Group, Inc. (Company) as of September 30, 2016 and 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agency Trading Group, Inc. as of September 30, 2016 and 2015, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
November 28, 2016

AGENCY TRADING GROUP, INC

STATEMENTS OF FINANCIAL CONDITION

September 30, 2016 and 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 364,076	$ 394,356
Accounts receivable, less allowance for doubtful accounts of $0 and $13,414, respectively	171,856	39,277
Commissions receivable	310,447	157,723
Due from related parties	941,065	151,235
Clearing deposit	500,000	500,000
Securities inventory	-	7,259
Other assets	34,561	51,367
Property and equipment, at cost, less accumulated depreciation	32,456	70,818
TOTAL ASSETS	$ 2,354,461	$ 1,372,035
LIABILITIES		
Accounts payable and other accrued expenses	$ 218,099	$ 415,803
Accrued commissions	63,178	48,845
TOTAL LIABILITIES	281,277	464,648
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,090,999	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000	1,091,000
RETAINED EARNINGS (DEFICIT)	982,184	(183,613)
TOTAL STOCKHOLDER'S EQUITY	2,073,184	907,387
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,354,461	$ 1,372,035

See Notes to Financial Statements

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. (Holdings) whose sole operation consists of the operations of the Company. The Company is a FINRA (Financial Industry Regulatory Authority) member firm.

The Company is principally engaged in providing securities brokerage services to institutional investors. The Company provides trading services to approximately 60 customers throughout the United States; however its customers are primarily concentrated in the upper Midwest. The Company executes equity, fixed income and option securities transactions on United States and Canadian exchanges including various electronic exchanges. In addition to the trading services, the firm may sell proprietary industry and economic research services.

Customer's accounts and records are maintained by National Financial Services which provides clearing services to the Company on a fully disclosed basis.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income recognition on securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a trade-date basis.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

Cash and cash equivalents - The Company considers cash on demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date. Amounts due from related parties are due on demand. Accounts receivable from institutional investors are due within 30 days of the month end close of business and are considered delinquent if not paid in 60 days.

(1) **Nature of business and significant accounting policies (continued)**

Receivables and credit policies (continued)
Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The commissions receivable are paid to the Company on a monthly basis.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amounts of accounts receivable and due from related parties are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There are no amounts that management considers uncollectible at September 30, 2016 but the Company had an allowance for doubtful accounts of $13,414 at September 30, 2015.

Income taxes - The Company files a combined return with its parent company, Holdings. The stockholder's of Holdings and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. Tax returns remain open for examination for three years after date filed including extensions.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

(1) **Nature of business and significant accounting policies (continued)**

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(1) Nature of business and significant accounting policies (continued)

Depreciation - Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

Assets	Useful Lives
Office equipment	
Office furniture and fixtures	7 years
Computer equipment	7 years
Computer software	5 years
	3 years

Depreciation expense was $38,362 and $35,338 for the years ended September 30, 2016 and 2015, respectively.

Impairment of tangibles and other long-lived assets - Management reviews the carrying value of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of assets to undiscounted future net cash flows expected to be generated by the assets. An impairment loss would be measured by the amount by which the carrying value of the asset group exceeds the fair value of the asset group based on discounted estimated future cash flows. Management does not believe impairment indicators are present at September 30, 2016.

Recently issued accounting pronouncements - In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09") which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. The guidance allows for either retrospective application to all periods presented or a modified retrospective approach where the guidance would only be applied to existing contracts in effect at the adoption date and new contracts going forward. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact the new guidance will have on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2018. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the new guidance will have on our financial statements.

Subsequent events policy - Subsequent events have been evaluated through November 28, 2016 which is the date the financial statements were issued.

(2) Receivable from clearing organization

The receivables from the Company's primary clearing organization consist of the following:

	September 30,	
	2016	2015
Commissions receivable	$ 310,447	$ 157,723
Clearing deposits	500,000	500,000
Total	$ 810,447	$ 657,723

Commissions earned on transactions cleared through this clearing firm were $4,261,855 and $2,999,536 for the years ended September 30, 2016 and 2015, respectively.

(3) Inventory

Securities inventory that are readily marketable are carried at market values at the closing price reported on the active market on which the individual securities are traded. Securities inventory not readily marketable are carried at fair value as determined by management. Securities inventory was $0 and $7,259 at September 30, 2016 and 2015, respectively. The securities inventory consisted of equity securities. These securities are actively traded on a quoted market and are therefore considered to be Level 1 securities. There were no transfers between Level 1, Level 2, and Level 3 securities during the years ended September 30, 2016 and 2015.

(4) Property and equipment

The following table is a summary of property and equipment:

	September 30,	
	2016	2015
Office equipment	$ 5,986	$ 5,986
Office furniture and fixtures	28,532	28,532
Computer equipment	258,062	258,062
	292,580	292,580
Less accumulation depreciation	260,124	221,762
Total property and equipment	$ 32,456	$ 70,818

(5) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a trade-date basis. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or

(5) Financial instruments with off-balance-sheet risk (continued)

broker's inability to meet the terms of their trade on settlement date, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash settlement basis.

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(6) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(7) Operating Leases

The Company's office facility is leased from a related party as discussed in note 9. Total rent expense with this related party was $105,600 and $84,600 for the years ended September 30, 2016 and 2015, respectively. In July of 2016, the Company entered into a sixty month lease for office equipment. Total office equipment lease expense was $813 for the year ended September 30, 2016.

The following table summarizes the Company's contractual obligations as of September 30, 2016:

Year	Minimum Lease Payments
2017	$ 170,475
2018	4,875
2019	4,875
2020	4,875
2021	4,063
Total	$ 189,163

(8) Commitments and contingencies

In the normal course of business the Company is involved in various legal proceedings. In the opinion of Management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations or cash flows.

(9) Related party transactions

The Company leases office space from its officer and stockholder of Holdings. The month-to-month office lease agreement provided for monthly base rental payments of $20,000 through April 30, 2015, however, a portion of rental payments were reimbursed through shared services agreements with related companies discussed below. Beginning May 1, 2015 the month-to-month office lease agreement provides for monthly base rental payments of $8,800 which are no longer reimbursed through shared service agreements. As of October 1, 2016, the Company signed 1-year lease with monthly base rental payments of $13,800. In addition the Company is obligated to pay a pro-rata portion of the real estate taxes.

Beginning in July 2012, the Company put in place agreements with related companies under common ownership to provide support services and office space. The support services include legal, accounting, insurance, marketing, telecommunications and managerial services. Total costs and advances paid for on behalf of these related companies for the years ended September 30, 2016 and 2015 were $1,542,710 and $904,468, respectively. Accordingly, $941,065 and $151,235 are included in due from related parties as of September 30, 2016 and 2015, respectively.

Beginning November 2015, the Company began paying a management fee to Holdings of $10,000 per month. Total management fee expense for the year ended September 30, 2016 was $110,000.

(10) Employee benefits

The Company has a 401(k) and profit sharing plan covering substantially all of its employees. The plan provides for participating employees to make deferral contributions to the plan. The Company made no contributions for the years ended September 30, 2016 and 2015.

(11) Major customers

The following table lists Customers whose revenues accounted for greater than 10% of total revenues for the years ended September 30, 2016 and 2015:

	2016	2015
Client A	26%	
Client B	13%	
Client C	13%	
Client D		21%
	52%	21%

(12) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At September 30, 2016, the Company's net capital of $893,026 was $793,026 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 0.315 to 1.